UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _)*

Stryker Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

863667101
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No .	863667101	Page 2 of 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		First Western Trust Bank 27-0083757
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		U.S.
NUMBER OF SHARES	5	SOLE VOTING POWER	21,406,236
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	0
EACH REPORTING	7	SOLE DISPOSITIVE POWER	0
PERSON WITH	8	SHARED DISPOSITIVE POWER	21,406,236
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		21,406,236
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		5.5%
12	TYPE OF REPORTING PERSON		BK

CUSIP No .	863667101	Page 3 of 5

Item 1(a).	Name of Issuer:

Stryker Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2825 Airview Blvd Kalamazoo, MI 49002

Item 2(a).	Name of Person Filing:

First Western Trust Bank

Item 2(b).	Address of Principal Business Office or, if None, Residence:

1200 17th Street, suite 2650 Denver, CO 80202

Item 2(c).	Citizenship:

USA

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

863667101

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☒	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP No .	863667101	Page 4 of 5

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Ownership information is provided as of:

(a)	Amount beneficially owned:

21,406,236

(b)	Percent of class:

5.5%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

21,406,236

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

21,406,236

CUSIP No .	863667101	Page 5 of 5

Item 5.	Ownership of Five Percent or Less of a Class.

n/a

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

n/a

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

n/a

Item 8.	Identification and Classification of Members of the Group.

n/a

Item 9.	Notice of Dissolution of Group.

n/a

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 15, 2011

Signature:	/s/ Karen L Garcia
Name:	Karen L Garcia